Contacts:
Norman Booth or Jonathan Pocius
973.966.1100
nbooth@keatingco.com
hhalliwell@keatingco.com

FOR IMMEDIATE RELEASE

MICROMEM TEAMS WITH OMRON CORPORATION FOR MAGNETIC
MEMORY INVESTIGATION

TORONTO, CANADA, May 30, 2006 -- Micromem Technologies Inc., ("Micromem") (OTC-BB:MMTIF) a Toronto-based developer of magnetic random access memory (MRAM), and Omron Corporation (TSE:6645,ADR: OMRNY), one of the world's leading suppliers of reliable, advanced electronics and RFID components, today announces an agreement to investigate viable MRAM technology.

Under the agreement Omron will evaluate the performance and suitability of Micromem’s MRAM memory as it relates to Omron’s extensive array of RFID products. In the initial phase of the agreement Omron will research and evaluate Micromem’s MRAM to determine the suitability of MRAM for commercial applications.

"This is a step toward bringing Micromem’s technology into commercialization with a partner who is prepared to incorporate our MRAM technology into a working product," said Joe Fuda, CEO Micromem Technologies. "The value of this relationship is the synergy between Micromem and Omron. Each company is contributing its own specific expertise."

Micromem selected Omron as their initial partner based on the strength of the alignment between their RFID sensor requirements and the unique properties of Micromem’s MRAM. Micromem’s MRAM provides the benefit of being made from radiation hardened materials. The technology also has extremely low power requirements, delivers high endurance capabilities, is non-volatile and simple to fabricate.

The decision to enter into this technology investigative stage with Micromem is based on the potential that MRAM has for delivering some specific and useful characteristics for RFID products.

Micromem has solved many key problems associated with commercializing MRAM and has key patent filings that solve many common problems often blocking product commercialization. Micromem’s unique MRAM technology creates a viable synergy between MRAM applications and products used in radar systems, satellites, sensors and RFID.

"This agreement is a strong validation that our MRAM technology has direct market applicability potential," said Dr. Cynthia Kuper, Micromem’s CTO. "This validation is coming from a multi-billion dollar vertically-integrated conglomerate and speaks directly to the market development maturity of our MRAM compared to a year ago. The agreement positions us strongly for future growth and development."

This is the first of several ongoing discussions with potential partners for commercial applications in fields other than RFID. Micromem believes that the company will conclude additional development agreements.

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 66,469,449
SEC File No: 0-26005

About Micromem Technologies Inc.

Micromem Technologies Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) technology. We believe that once fully developed, this technology will be suitable for various applications including, without limitation, Radio Frequency Identification (RFID). It is anticipated that RFID will be Micromem’s first market objective. Micromem’s primary technology was developed pursuant to an exclusive world wide commercial license issued by the University of Toronto ("UT") Pursuant to the terms of the license, Micromem can buy out the balance of the Company’s financial obligations with respect to the patents and technology licensed by UT for a fixed fee. The MRAM development work was undertaken in accordance with research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and OCE Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade's (MEDT) Ontario Centre of Excellence program. Micromem believes it has full control over the last three years of the technological innovations arising from the MRAM development work, including, as previously announced the development of the single bit memory prototype.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.